

April 8, 2011

Mr. Anthony Pizzacalla
President & Treasurer
Secure Window Blinds, Inc.
112 North Curry Street
Carson City, NV 89703

> **Re: Secure Window Blinds, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010,**
> **and September 30, 2010**
> **Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2010, June 30, 2010,**
> **and September 30, 2010**
> **File No. 000-54009**

Dear Mr. Pizzacalla:

    We have reviewed your response letter dated March 3, 2011 and have the following
comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 17

1.   We note your response to prior comment one, from our letter dated December 22, 2010,
      and the revisions to Item 9A(T) in your amended 10-K for the fiscal year ended 12/31/09;
      however, your revisions were not fully responsive to our comment. In this regard, please
      amend your Form 10-K/A to also provide your certifying officers separate conclusion as
      to the effectiveness of your "disclosure controls and procedures" as of December 31,
      2009, as required by Item 307 of Regulation S-K. We remind you that the amendment
      must contain the complete text of the "Item" being amended and must include currently
      dated certifications that refer to the amended form.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010
Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010

Item 4. Controls and Procedures

2.   We note your response to prior comment two, and your revisions to Item 4 in your Forms
      10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30,

2010; however, we note that you still have not provided your certifying officers' separate conclusion as to the effectiveness of your "disclosure controls and procedures". In this regard, please amend the aforementioned Forms 10-Q/A to provide your certifying officers' conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by each quarterly report, as required by Item 307 of Regulation S-K. We remind you that the amendments must contain the complete text of the "Item" being amended and must include currently dated certifications that refer to the amended forms.

3.   In all future annual and quarterly filings, please ensure that you provide your certifying officers' separate conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, as required by Item 307 of Regulation S-K.

Please respond to this letter within ten business days by amending your filings or by advising us when you will provide the requested response. If you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief